SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 28)

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

157639105

(CUSIP Number)

Francis S. Currie Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 1-650-752-2002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. ☐

Page 1 of 4 Pages

CUSIP No. 157639105	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Domaines Barons de Rothschild (Lafite) SCA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,589,466
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,589,466
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,589,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0%
14	TYPE OF REPORTING PERSON* PN

     Domaines Barons de Rothschild (Lafite) SCA (the “Reporting Person”) hereby amends and supplements its Report on Schedule 13D, originally filed on April 19, 1989 (as heretofore amended and supplemented by Amendment Nos. 1 through 27, the “Schedule 13D”) with respect to the purchase of shares of common stock, no par value, (the “Shares”) of The Chalone Wine Group, Ltd. (the “Company”).

     Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

      Item 4 of the Schedule 13D is supplemented as follows:

     As described in Amendment No. 21, the Reporting Person has made a proposal to the board of directors of the Company on May 17, 2004, as described in the Offer Letter attached thereto as Exhibit 1 (the “Offer Letter”), with respect to a business combination transaction between the Reporting Person, Huneeus Vintners LLC (“HVI”) and Constellation Brands, Inc. (“CBI”).

     As described in Amendment No. 22, the Reporting Person delivered to the board of directors of the Company on June 30, 2004 the Extension of Offer Letter, extending the offer contained in the Offer Letter until July 31, 2004.

     As described in Amendment No. 24, the Reporting Person delivered to the board of directors of the Company on July 31, 2004 the Second Extension of Offer Letter, extending the offer contained in the Offer Letter until August 20, 2004.

     As described in Amendment No. 25, the Reporting Person delivered to the board of directors of the Company on August 20, 2004 the Third Extension of Offer Letter extending the offer contained in the Offer Letter until August 27, 2004.

     As described in Amendment No. 26, the Reporting Person delivered to the board of directors of the Company on August 27, 2004 the Fourth Extension of Offer Letter extending the offer contained in the Offer Letter until September 3, 2004.

     As described in Amendment No. 27, the Reporting Person delivered to the board of directors of the Company on September 3, 2004 the Fifth Extension of Offer Letter extending the offer contained in the Offer Letter until September 10, 2004.

     On September 10, 2004, the Reporting Person extended the offer contained in the Offer Letter until September 17, 2004 pursuant to the Sixth Extension of Offer Letter attached hereto as Exhibit 10 (the “Sixth Extension of Offer Letter”). The remaining terms of the Offer Letter remain in full force and effect.

Item 7. Material to be Filed as Exhibits.

      Item 7 of the Schedule 13D is supplemented as follows:

     Exhibit 10: Sixth Extension of Offer Letter delivered to the board of directors of the Company by the Reporting Person.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2004

Date

/s/ Christophe Salin

Signature:

Christophe Salin / Managing Director

(Name/Title)